BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER:	INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD,
WELLINGTON,
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@indopacific.co.nz

WEB SITE ADDRESS:	www.indopacific.com

FOR THE QUARTER ENDED:	SEPTEMBER 30, 2003

DATE OF REPORT:	NOVEMBER 6, 2003

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	03/11/06
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Bernie Zinkhofer”	Bernie Zinkhofer	03/11/06
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	September 30, 2003	December 31, 2002
	(Unaudited – Prepared	(Audited)
	by Management)

Assets

Current
Cash and short-term deposits	1,503,745	1,292,827
Accounts receivable (Note 1)	5,830,277	709,895
Inventory	-	5,423
Prepaid expenses and deposits	32,026	150,112

	7,366,048	2,158,257

Due from related parties (Note 4)	10,057	52,065
Other Assets (Note 9)	132,778	-
Property and equipment	15,258	28,455
Oil and gas properties (Note 3)	8,339,382	7,523,168

Total Assets	15,863,523	9,761,945

Liabilities

Current
Accounts payable and accrued liabilities (Note 1)	3,359,808	383,577
Special Class Shares (Note 8)	873,618	-
	4,233,426	383,577

Prepaid Gas Revenue (Note 7)	1,164,824	-

Total Liabilities	5,398,250	383,577

Stockholders’ Equity

Common stock without par value (Note 6);
Unlimited shares authorized;
Issued and outstanding at September 30, 2003 and
December 31, 2002: 7,739,324 shares	20,478,365	20,478,365
Contributed surplus	354,831	274,080
Accumulated deficit	(10,367,923)	(11,374,077)

Total Stockholders’ Equity	10,465,273	9,378,368

Total Liabilities and Stockholders’ Equity	15,863,523	9,761,945

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

As at	Sept 30, 2003	Dec 2002

Deficit – Beginning of period	$(11,374,077)	$(8,547,307)

Net profit/(loss) for the period	1,006,154	(2,826,770)

Deficit – End of period	$(10,367,923)	$(11,374,077)

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Production Income:
Oil and gas sales	-	480,944	161,102	1,750,997
Production costs	17,916	(150,151)	(61,132)	(489,006)
Royalties	(26,524)	(90,225)	(33,543)	(150,708)
Depletion	23,838	12,360	(25,930)	(114,966)

Production Income/(loss)	15,230	252,928	40,497	996,317

Other Income
Interest income	18,864	4,413	23,964	23,141
Gain on Disposal of License	3,858,884	-	3,940,973	-

Expenses
General and administrative (Schedule)	(2,014,811)	(434,466)	(2,902,998)	(637,407)
Compensation Cost	52,420	-	(80,751)	-
Write-off of oil and gas properties	-	-	(15,531)	-

Net income/(loss) for the period	1,930,587	(177,125)	1,006,154	382,051
before other items

Other Items
Write back of marketable securities	-	-	-	-
Deficit – Beginning of period	(12,298,510)	(7,988,131)	(11,374,077)	(8,547,307)

Deficit – End of period	$(10,367,923)	$(8,724,432)	$(10,367,923)	$(8,165,256)

Basic earnings per share (note 7)	$0.25	$(0.03)	$0.13	$0.06

Diluted earnings per share (note 7)	$0.25	$(0.03)	$0.13	$0.06

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Operating Activities
Net Income/(deficit) for the period	1,930,587	(177,125)	1,006,154	382,051
Adjustments to reconcile net income /
(deficit) to cash applied to operating
activities:
Depletion	(23,838)	(12,360)	25,930	114,966
Amortization	4,592	3,652	13,858	11,187
Compensation expense	(52,420)	-	80,751	-
(Gain)/Loss on sale of permit	(3,858,884)	-	(3,858,884)	-
Write-down of Oil & Gas Properties	-	-	15,531	-
Foreign exchange gain	(105,332)	-	20,396	-
Changes in non-cash working capital net of
acquisition (disposal) of licence interests:
Accounts receivable	(595,941)	582,344	(120,382)	129,566
Inventory	-	-	5,423	-
GST (Receivable)/Payable	616,756	(2,556)	582,998	(52,927)
Due from related parties	38,393	27,695	42,008	28,395
Prepaid expenses and deposits	32,592	381	118,086	91,807
Accounts payable and accrued liabilities	2,532,342	(289,269)	2,393,233	(772,937)
Acquisition of Asset	(132,778)		(132,778)
Unearned Revenue	-	-	1,164,824	-
Net cash provided by / (used in) operating
activities	386,069	132,762	1,357,148	(72,892)

Financing Activities
Issue of Common Shares		1,000,000		1,000,000
Issue of Special Class Shares	-	-	873,618	-
Net cash provided by financing activity	-	1,000,000	873,618	1,000,000

Investing Activities
Oil and gas properties net of recoveries	(1,088,742)	(1,094,191)	(2,019,187)	(2,256,321)
Purchase of property and equipment	(547)	(28)	(661)	(15,693)
Net cash used in investing activities	(1,089,289)	(1,094,219)	(2,019,848)	(2,272,014)

Net increase (decrease) in cash during
the period	(703,220)	38,543	210,918	(1,344,906)
Cash and short-term deposits
- Beginning of period	2,206,965	1,898,558	1,292,827	3,282,007

Cash and short-term deposits
- End of period	1,503,745	1,937,101	1,503,745	1,937,101

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	11,471	20,034	64,359	54,912
Amortization	4,592	3,652	13,858	11,187
Consulting fees	40,734	7,750	80,254	60,687
Corporate relations and development	37,394	26,961	188,819	29,710
Filing and transfer agency fees	1,369	3,972	1,556	7,616
Foreign exchange loss (gain)	(320,243)	214,620	(445,971)	94,937
Insurance	35,585	-	267,085	41,487
Legal	38,722	19,143	295,243	40,964
Settlement Cost (Note 5(d))	2,000,000	-	2,000,000	-
Office and miscellaneous	3,597	32,176	72,550	36,182
Printing	1,680	6,557	3,087	44,438
Rent (Note 4)	9,192	8,103	23,823	22,070
Shareholder Communications	36,777	12,345	114,910	34,116
Telephone	7,627	661	18,615	11,478
Travel and accommodation	15,439	16,345	25,981	20,929
Wages and benefits (Note 4)	152,537	83,383	396,346	224,382

Gross general and administrative expenses	2,076,473	455,702	3,120,515	735,095

Recovery of general and administrative expenses	(61,662)	(21,236)	(217,517)	(97,688)

Net general and administrative expenses	2,014,811	$434,466	2,902,998	$637,407

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $10,367,923, which includes a net profit for the nine-month period to September 30, 2003 of $1,006,154.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options has been completed and a development contract has been awarded with detailed terms being finalised. It is anticipated that the development will come on stream in late March/early April 2004.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002.

On September 26, 2003, Ngatoro Energy Limited gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for US$5million. The effective date of this sale is July 1, 2003. Greymouth paid this US$5million to the Company on October 3, 2003 and the Company separately paid Greymouth US$2million on the same date, in full and final settlement of outstanding claims.

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right to either (i) receive twice the shares’ paid up value in redemption dividends paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company.

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on debt and equity financing and farm-outs to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

These consolidated interim financial statements include the accounts of Indo-Pacific Energy Ltd. (“the Company”) and its wholly-owned subsidiaries, Odyssey International Pty Ltd, Indo-Pacific Energy Australia Pty Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, Rata Energy Limited, Totara Energy Limited (formally Bligh Oil and Minerals New Zealand Limited), Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at September 30, 2003 and December 31, 2002 and the Company’s consolidated interim results of operations and cash flows for the three and nine month periods ended September 30, 2003 and 2002. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2002. The results of the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

NOTE 3 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

	Net Book	Additions/	Depletion/	Net Book
	Value at	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	September 30,
	2002	Period	Period	2003

Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field [1]	299,609	(273,679)	(25,930)	-
PMP 38148 – Goldie Oil Field [1]	502,561	(502,561)	-	-

Total Proved	802,170	(776,240)	(25,930)	-

Unproved:
New Zealand
PEP 38256 – Exploration	113,894	15,191	-	129,085
PEP 38258 – Exploration	-	-	-	-
PEP 38330 – Exploration	178,797	16,508	-	195,305
PEP 38335 – Exploration	-	1,380	(1,380)	-
PEP 38716 – Exploration [2]	83,038	109,485	-	192,523
PEP 38718 – Exploration [2]	-	85,151	-	85,151
PEP 38723 – Exploration	-	14,151	(14,151)	-
PEP 38736 – Exploration	2,399,695	522,029	-	2,921,724
PEP 38738 – Exploration	601	134,973	-	135,574
PEP 38480 – Exploration	-	86,184	-	86,184
PEP 38741 – Exploration	930,343	69,021	-	999,364
PEP 38746 – Exploration	-	81,105	-	81,105
PEP 38748 – Exploration	-	109,801	-	109,801
PEP 38753 – Exploration	-	271,637	-	271,637
PPP 38761 – Exploration	-	31,219	-	31,219
New licences/ventures	56,286	7,375	-	63,661
Australia
AC/P 19 – Exploration	703,347	31,726	-	735,073
AC/P 31 – Exploration	22,865	5,665	-	28,530
AC/P 26 – Exploration	196,523	5,252	-	201,775
Papua New Guinea
PPL 192 – Exploration [3]	884,042	(884,042)	-	-
PPL 215 – Exploration [3]	420,408	(420,408)	-	-
PPL 235 – Exploration [3]	-	1,332,696	-	1,332,696

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

PPL 228 – Exploration	-	2,275	-	2,275
PRL 4 – Stanley Retention	77,973	2,904	-	80,887
PRL 5 – Elevala Retention	653,186	2,627	-	655,813

Total Unproved	6,720,998	1,633,915	(15,531)	8,339,382

	7,523,168	857,675	(41,461)	8,339,382

1 On September 26, 2003 the company sold its interest in PMP 38148 with an effective date of July 1, 2003.
2 In September the Company acquired a 10% interest in PEP 38718 and an additional 28.34% interest in PEP 38716.
3 PPL 235 was awarded in August 2003, which replaces PPL 192 and 215 (relinquished in August 2003). Expenditure for PPL 192 and 215 has been allocated to PPL 235 as this permit replaces the area within the relinquished permits.

NOTE 4 - RELATED PARTY TRANSACTIONS

a) Due from Related Parties

At September 30, 2003, the Company was owed $10,057 (December 31, 2002: $52,065) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

b) Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are subsidiaries of AMG Oil Ltd and TAG Oil Ltd (formerly Durum Cons. Energy Corp.).

c) Other

During the nine months to September 30, 2003, the Company paid $143,766 (nine months to September 30, 2002 - $107,886) in remuneration and $23,823 in rent (nine months to September 30, 2002 – $22,070) to the President of the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company’s management estimates that the total commitments for the remainder of fiscal year 2003, under various agreements, are approximately $6,022,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,336,000. Should the Company be unsuccessful in achieving a satisfactory farm-out arrangement or extension, then the permit will be relinquished.

b) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

c) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues.

However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d) Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim was for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel was engaged and NEL filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The Court held in favour of NEL on 8 causes of action, ruling that NEL was entitled to the full $NZ18.6 million by way of sole risk premium before GPAC received its 40.43% of subsequent revenue, and NEL was entitled to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL would be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

The Court ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. It further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, was susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters related to two claims by GPAC, for compensatory and exemplary damages, and the question of costs.

On August 7, 2003 the Company entered into a conditional agreement with Greymouth Petroleum Holdings Limited (GPHL) which released both parties from any claims and liabilities between each party. This agreement went unconditional on September 26, 2003. On October 3, 2003, the Company paid GPHL a consideration of $2million under this agreement.

NOTE 6 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

	Number
	of Shares	Amount

Balance at December 31, 2002	7,739,324	$20,478,365

Issued during the nine months to September 30, 2003	-	-

Balance at September 30, 2003	7,739,324	$20,478,365

b) Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at September 30, 2003:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	September 30,	Price per	Date
			2003	Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	75,000	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	287,500	$1.00	July 6, 2005
60,000	Vesting	April 15, 2004	35,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	37,500	$1.25	July 6, 2005
50,000	Vesting	April 15, 2004	25,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	59,250	$1.25	March 26, 2006

1,305,000			719,550

The weighted average exercise price for options outstanding at September 30, 2003 is $1.05 (December 31, 2002: $1.08). No options were exercised during the year.

The weighted average exercise price for options fully vested at September 30, 2003 is $1.05 (December 31, 2002: $1.09). No options were exercised during the September 2003 quarter.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

c) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at September 30, 2003:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
1,250,000	$1.15	Sept 12, 2004
Series A Warrants(1)
836,845	$1.40	December 31, 2003

2,086,845

(1)
Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

NOTE 7 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) to be drawn down towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil & Gas Ltd’s 25% interest in the Kahili joint venture PEP 38736.

As at September 30, 2003, the Company had sold no gas to NGC. As at September 30, 2003, the carrying cost and estimated fair value of the prepaid gas was the same

NOTE 8 – ISSUE OF SPECIAL CLASS SHARES

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right, at the option of the special class shareholder, to

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

either (i) receive twice the shares’ paid up value in redemption dividends, paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company.

These shares have been classified as a liability rather than equity on the basis that they confer no voting rights and are repayable via the various options noted above. As at September 30, 2003 the carrying cost and estimated fair value of the shares were the same.

NOTE 9 – OTHER ASSET

In September 2003 the Company acquired the right to a 6.25% accounting profit royalty on a parties 33.5% share in PEP 38738. This cost has been capitalised and will be amortized against future revenue from PEP 38738.

NOTE 10 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the three months and nine months ended September 30, 2003 and 2002:

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002

Numerator, net income/(loss) for the period	$1,930,587	$(177,125)	$1,006,154	$382,051

a) Basic Denominator:
Weighted-average number of shares	7,739,324	6,828,998	7,739,324	6,603,793

Basic earnings/(loss) per share	$0.25	$(0.03)	$0.13	$0.06

b) Diluted Denominator:
Weighted-average number of shares	7,739,324	6,828,998	7,739,324	6,616,918

Diluted earnings/(loss) per share	$0.25	$(0.03)	$0.13	$0.06

NOTE 11: SEGMENTED INFORMATION

For nine months to September 30, 2003:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	161,102	-	-	161,102
Interest	2,046	21,918	-	-	23,964
Total Revenue	2,046	183,020	-	-	185,066

Profit / (loss)	(62,619)	1,077,876	(317)	(8,786)	1,006,154
Total Assets	449,548	12,313,060	978,254	$2,122,660	$15,863,523

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended September 30, 2003

For nine Months to September 30, 2002:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	1,750,997	-	-	1,750,997
Interest	5,086	18,055	-	-	23,141
Total Revenue	5,086	1,769,052	-	-	1,774,138

Profit / (loss)	(79,988)	470,872	(1,139)	(7,694)	382,051
Total Assets	1,514,825	8,204,506	992,211	1,730,823	12,442,365

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

In September 2003, legal fees incurred by a subsidiary of the Company, Ngatoro Energy Limited (NEL), in relation to defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd has been reclassified from production operating expense to general and administration. For quarterly reporting purposes, the 30 June 2003 numbers were also reclassified.

NOTE 13 - SUBSEQUENT EVENTS

a) Issue of Securities

On October 15, 2003, the Company issued the following options to David Newman and Peter Tapper upon their appointment as directors of the Company.

Name	Number	Type of Option	Date Fully	Exercise Price	Expiry
	of Shares		Vested	Price per Share	Date

David Newman	25,000	Vesting	April 15, 2005	$1.25	October 15, 2008

Peter Tapper	25,000	Vesting	April 15, 2005	$1.25	October 15, 2008

b) Lapse of Securities

On October 13, 2003, 10,000 options lapsed due to the option holder ceasing involvement with the Company.